                                                                                                                                                          Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for First Half of 2021

Hangzhou, August 13, 2021— UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months ended June 30, 2021, and provided a business update.

Business Update

•         Development of a Disaggregated Hardware Platform for 5G Transport Networks. In November 2020, UTStarcom announced that it secured a win of a RFP for joint development of a disaggregated platform for 5G transport with one of the major telecom operators in China. UTStarcom also completed hardware development and delivered first batch of test units to the customer for software integration and testing. Subsequently, the Company signed a strategic long-term cooperation agreement with the research institute of this operator, and expects to receive an initial order for a volume shipment of these products in the remainder of 2021.

•         Progress in the development of Network Operating System (NOS) Software. In December 2020, UTStarcom announced that it achieved an important milestone in its cooperation with the research institute of one of the major mobile network operators (MNO) in China. The Company completed Phase 1 development and integration of the disaggregated network solution and successfully passed the acceptance testing with the customer. In the beginning of 2021, the Company entered into a strategic cooperation framework agreement with the research institute and a switching chip supplier. At present, the Company is diligently developing extended NOS features for the customer.

•       Update on Cooperation with a Mobile Operator in Europe. In January 2021, UTStarcom announced that it expanded its cooperation with a mobile operator in Europe to supply an advanced networking platform in support of the operator’s 5G deployment requirements. In connection with the deployment, the Company also announced the release of the NetRing® TN704E metro access platform, the newest member of its SDN-enabled packet optical transport network product family. The NetRing® TN704E platform is a key component of the mobile backhaul network expansion project with the mobile operator in Europe. The Company received an order for an initial batch of TN704E products as well as for network expansion based on other types of products including TN705E.

•         India Receivable. The Company continues to collect amounts due from its major customer in India. During the first half of 2021, the Company collected a total of $17.8 million from BSNL with $37.1 million outstanding.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “Despite a challenging business environment, we are pleased with our overall financial results for the first half of 2021. While revenue declined 37% year-over-year, the Company returned to profitability and generated solid cash flow of $14 million. Our team is sharpening our focus on developing new products that capitalize on important technology trends and engaging with network operators to address and support their requirements. Furthermore, our cooperation with the two major carriers in China continues to build momentum, and we believe these customers will benefit from UTStarcom’s expertise and capabilities in carrier-class disaggregated solutions.”

First Half 2021 Financial Results

Summary of 1H 2021 Key Financials

	1H 2021	1H 2020	Y/Y Change
Revenue	$8.7	$13.7	-36.6%
Gross Profit	$2.2	$2.6	-16.7%
Operating Expenses	$1.3	$11.9	-89.1%
Operating Income (Loss)	$0.9	($9.3)	N/A
Net Income (Loss)	$0.3	($12.0)	N/A
Basic EPS	$0.01	($0.34)	+$0.34
Cash Balance (including Restricted Cash)	$61.9	$48.6	+27.3%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All the numbers in U.S. Dollars are in millions except for Earnings Per Share (EPS)

Total Revenues

Total revenues for the first half of 2021 were $8.7 million, compared to $13.7 million in the corresponding period in 2020.

•

Net equipment sales for the first half of 2021 were $0.9 million, a decrease of 90.7% from $9.3 million in the corresponding period in 2020. The decrease was due to decreased revenue from major customers in Japan and India.

•

Net services sales for the first half of 2021 were $7.8 million, an increase of 76.0% from $4.4 million in the corresponding period in 2020. The increase was mainly from certain new maintenance projects in India.

Gross Profit

Gross profit was $2.2 million, or 25.0% of net sales, for the first half of 2021, compared to $2.6 million, or 19.1% of net sales, in the corresponding period in 2020.

•

Equipment gross profit for the first half of 2021 was ($1.0) million, compared to $3.2 million in the corresponding period in 2020. Equipment gross margin for the first half of 2021 was (119.1%), compared to 34.3% for the corresponding period in 2020. The decrease in gross margin was due to fixed overhead cost with lower revenue.

•

Service gross margin for the first half of 2021 was $3.2 million, compared to ($0.6) million in the corresponding period in 2020. Service gross margin for the first half of 2021 was 40.8%, compared to (12.7%) for the corresponding period in 2020. The negative in gross margin in the first half of 2020 was mainly due to a one-time expense that occurred in India.

Operating Expenses

Operating expenses for the first half of 2021 were $1.3 million, compared to $11.9 million in the corresponding period in 2020.

•

Selling, general and administrative (“SG&A”) expenses for the first half of 2021 were ($2.0) million, compared to $7.5 million in the corresponding period in 2020. SG&A was much lower in the first half of 2021 was mainly attributable to $ 5.0 million allowance of credit losses reversal as the result of the India collection in this period and decreased personnel cost as the result of the Company’s cost reductions.

•

Research and development (“R&D”) expenses for the first half of 2021 were $3.3 million, compared to $4.4 million in the corresponding period in 2020. The decrease was mainly due to decreased personnel cost as the result of the Company’s cost reductions.

Operating Income (Loss)

Operating income for the first half of 2021 was $0.9 million, compared to operating loss of $9.3 million in the corresponding period in 2020.

Interest Income, Net

Net interest income for the first half of 2021 was $0.5 million, compared to $0.5 million in the corresponding period in 2020.

Other Income (Expenses), Net

Net other income for the first half of 2021 was $1.1 million, compared to net other expense of $3.1 million in the corresponding period in 2020. Other income for the first half of 2021 was mainly due to foreign exchange gain resulting from the appreciation of the U.S. dollar against the Japanese Yen which was partially offset by the devaluation of Indian Rupee against the U.S. dollar.

Net Income (Loss)

Net income attributable to shareholders for the first half of 2021 was $0.3 million, compared to net loss of $12.0 million in the corresponding period in 2020. Basic net income per share for the first half of 2021 was $0.01, compared to basic net loss per share of $0.34 for the corresponding period in 2020.

Cash Flow

Cash generated from operating activities in the first half of 2021 was $13.9 million, cash generated from investing activities was $2.0 million, and cash used in financing activities was nil. As of June 30, 2021, UTStarcom had cash, cash equivalent and restricted cash of $61.9 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the effect of the COVID-19 pandemic on the Company’s business, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result.  All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Ning Jiang, Investor Relations

Email: utsi-ir@utstar.com/ njiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2021	2020
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$49,518	$34,221
Short-term investments	—	2,100
Accounts and notes receivable, net	37,384	49,681
Inventories and deferred costs	6,188	6,707
Short-term restricted cash	8,938	12,088
Prepaid and other current assets	4,718	5,108
Total current assets	106,746	109,905
Long-term assets:
Property, plant and equipment, net	523	620
Operating lease right-of-use assets, net	5,025	1,183
Long-term restricted cash	3,493	2,079
Other long-term assets	4,851	4,937
Total long-term assets	13,892	8,819
Total assets	$120,638	$118,724

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,615	$25,120
Customer advances	544	391
Deferred revenue	106	410
Income tax payable	8,707	5,934
Operating lease liabilities, current	1,264	1,217
Other current liabilities	6,046	6,970
Total current liabilities	40,282	40,042
Long-term liabilities:
Operating lease liabilities, non-current	3,830	256
Long-term deferred revenue and other liabilities	890	1,025
Total liabilities	45,002	41,323

Total equity	75,636	77,401
Total liabilities and equity	$120,638	$118,724

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended June 30,
	2021	2020
	(In thousands, except per share data)
Net sales	$8,692	$13,708
Cost of net sales	6,515	11,094
Gross profit	2,177	2,614
	25.0%	19.1%
Operating expenses:
Selling, general and administrative	(1,961)	7,549
Research and development	3,263	4,355
Total operating expenses	1,302	11,904

Operating income (loss)	875	(9,290)

Interest income, net	468	493
Other income (expense), net	1,104	(3,103)
Income (loss) before income taxes	2,447	(11,900)
Income tax expense	(2,195)	(142)
Net income (loss) attributable to UTStarcom Holdings Corp.	$252	$(12,042)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.01	$(0.34)
Weighted average shares outstanding—Basic	36,001	35,692

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2021	2020
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$252	$(12,042)
Depreciation	239	295
Provision for doubtful accounts	(5,015)	2,477
Stock-based compensation expense	261	497
Net gain on disposal of assets	(7)	—
Gain on release of tax liability due to expiration of the statute of limitations	(134)	—
Deferred income taxes	—	116
Changes in operating assets and liabilities	18,278	7,826
Net cash provided by (used in) operating activities	13,874	(831)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(140)	(85)
Proceeds from short-term investments	2,100	2,095
Net cash provided by investing activities	1,960	2,010

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	—	(157)
Net cash used in financing activities	—	(157)
Effect of exchange rate changes on cash and cash equivalents	(2,273)	(984)
Net increase (decrease) in cash and cash equivalents	13,561	38
Cash, cash equivalents and restricted cash at beginning of period	48,388	48,607
Cash, cash equivalents and restricted cash at end of period	$61,949	$48,645